EXHIBIT 21.1

SUBSIDIARIES OF
TRANSDIGM HOLDING COMPANY

TransDigm Inc. is a wholly-owned subsidiary of TransDigm Holding Company. TransDigm Inc. wholly-owns the following subsidiaries:

Name of subsidiary	State or jurisdiction of Incorporation or Organization

Marathon Power Technologies Company	Delaware

ZMP, Inc.	California

Adams Rite Aerospace, Inc.	California

Champion Aerospace, Inc.	Delaware

Christie Electric Corp.	California

Marathon Power Technologies Limited	England

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